EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

	Jurisdiction of	% of Voting
	Incorporation or	Securities held at
Name of Corporation	Organization	December 31, 2006

Consolidated subsidiaries:
Ti-Pro, LLC	Nevada	82%
TIMET Colorado Corporation	Colorado	100%
TIMET Millbury Corporation	Oregon	100%
TIMET Castings Corporation	Delaware	100%
TIMET Finance Management Company	Delaware	100%
TIMET UK Limited	United Kingdom	100%
TIMET UK (EXPORT) Limited	United Kingdom	100%
TIMET Europe Limited	United Kingdom	100%
TIMET Savoie, SA	France	70%
TIMET Germany, GmbH	Germany	100%
Titanium MC Limited	United Kingdom	100%
Titanium Hearth Technologies, Inc.	Delaware	100%
TMCA International, Inc.	Delaware	100%
Loterios SpA	Italy	100%
TIMET Real Estate Corporation	Colorado	100%
TIMET Asia, Inc.	Delaware	100%

Unconsolidated affiliates:
MZI, LLC	Oregon	33%
XI'AN BAOTIMET VALINOX TUBES CO. LTD.	China	11%